Microfield Group, Inc.

111 SW Columbia, Suite 480

Portland, Oregon 97201

September 28, 2006

VIA FACSIMILE AND EDGAR

United States Securities

 and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Andrew Schoeffler

Re:	Microfield Group, Inc.

Registration Statement on Form S-1
File No. 333-135953

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Microfield Group, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Daylight Time, on Friday, September 29, 2006, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROFIELD GROUP, INC.

By:	/s/ Randall Reed
Name: Randall Reed
Title: Chief Financial Officer